THREE MONTHS ENDED JUNE 30, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1          Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the year ended March 31, 2011, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of August 31, 2011.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2          Overview

Amarc is focused on mineral exploration in south-central British Columbia ("BC"). Its aim is the discovery and development of bulk-tonnage gold or gold-copper deposits with the potential to deliver value to the Company.

In order to achieve its objective, the Company has assembled a capable and experienced mineral exploration team.

Under the Newton Joint Venture Agreement, Amarc has an 80% interest in the Newton gold-copper property, located approximately 110 kilometres southwest of the City of Williams Lake, which includes extensive adjacent mineral claims. In 2011, the Company successfully completed at the Newton property a drill campaign which followed on from the 2010 discovery drilling. In addition to the Newton joint venture project, Amarc holds a 100% interest in approximately 840 square kilometers of mineral claims primarily over the Galileo project, which is located some 16 kilometres to the west of the Richfield Ventures Corp.'s Davidson-Blackwater deposit and approximately 120 kilometres southwest of Vanderhoof, British Columbia.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

YUKON
NORTHWEST TERRITORIES
ALBERTA
USA
ALASKA
BRITISH COLUMBIA
Atlin
Tulsequah
Dease Lake
Fort Nelson
Kutcho
Schaft
Galore
Eskay
KSM
Kemess
Fort St. John
Stewart
Lorraine
Morrison
Kwanika
Mt. Milligan
Smithers
Prince Rupert
Equity
Endako
Prince George
Huckleberry
Cariboo
QR
Galileo
Gibraltar
Mt. Polley
Bella Coola
Williams Lake
Newton
Prosperity
Harper
Golden
Blackdome
Poison Mtn.
Afton
Kamloops
Max
Highland
Island Copper
Kelowna
Brenda
Cranbrook
Copper Mtn.
Hope
Lexington
Vancouver
Myra Falls
Victoria
N
200 Kilometres
British Columbia
CANADA
Legend
Mine/Advanced Project
Highway

Figure 1. Location of the Newton and Galileo Properties.

The Newton Joint Venture

The Newton property is located approximately 110 kilometres southwest of the City of Williams Lake, BC (see Figure 1). Wide spaced exploration core drilling by previous operators at Newton tested for porphyry-style copper mineralization which in general returned low grade copper results. However, four drill holes (06-12, 06-03, 92-04 and 06-11), positioned in the easternmost part of the area drilled, intercepted 105 metres of 1.20 g/t gold (including 49 metres at 2.33 g/t gold), 95 metres at 0.51 g/t Au, 60 meters of 0.69 g/t gold and 46 meters of 0.54 g/t gold, respectively. Holes 06-12 and 06-03 also bottomed in mineralization. Geological interpretation by Amarc suggests the presence of a bulk-tonnage gold environment.

The most intensively developed mineralization includes disseminated sulphides, and appears to be preferentially localized within pervasively altered volcaniclastic and epiclastic rock units. These host rocks are characterized by both a high permeability and wide geographic distribution – a permissive environment for bulk-tonnage style mineralization.

An initial 14-hole diamond drill program completed by Amarc in early 2010 returned broad continuous intervals of bulk-tonnage style gold and silver mineralization. Significant assay results from this discovery drilling program are tabulated below.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

NEWTON PROJECT
ASSAY RESULTS FROM THE 14-HOLE, 2010 DISCOVERY DRILL PROGRAM

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
9001		3.0	39.0	36.0	118	0.60	0.9	0.62
		228.0	297.0	69.0	226	1.41	10.9	1.59
	incl.	233.1	234.0	0.9	3	11.19	22.2	11.56
	incl.	252.8	297.0	44.2	145	1.74	15.9	2.00
		441.0	477.0	36.0	118	0.34	0.6	0.35
9002		222.0	255.2	33.2	109	0.96	2.8	1.01
	incl.	234.0	252.0	18.0	59	1.10	3.3	1.15
9003		3.0	224.5	221.5	727	0.60	5.6	0.69
	incl.	18.0	39.0	21.0	69	0.71	2.3	0.75
	incl.	96.0	224.5	128.5	421	0.84	8.9	0.99
	And	156.0	198.0	42.0	138	1.25	16.8	1.53
9004		6.0	195.0	189.0	620	1.56	7.9	1.69
	incl.	54.0	195.0	141.0	463	2.01	10.0	2.17
	And	96.0	195.0	99.0	325	2.76	12.2	2.96
	And	126.0	195.0	69.0	226	3.79	9.1	3.94
	And	129.0	132.0	3.0	10	13.47	14.4	13.71
	And	168.9	195.0	26.1	86	5.54	12.5	5.75
9005		12.0	27.0	15.0	49	0.32	1.4	0.34
		41.0	54.0	13.0	43	0.44	4.4	0.51
		76.0	163.2	87.2	286	0.50	7.1	0.62
	incl.	88.0	89.0	1.0	3	16.56	221.6	20.25
		279.0	303.0	24.0	79	0.34	0.8	0.35
9006		9.0	306.5	297.5	976	0.26	2.3	0.29
	incl.	78.0	192.2	114.2	375	0.32	3.7	0.38
	incl.	264.0	306.5	42.5	139	0.43	0.6	0.43
9007		48.0	252.0	204.0	669	0.33	4.5	0.41
	incl.	48.0	66.0	18.0	59	0.49	1.9	0.52
	incl.	135.0	216.0	81.0	266	0.46	8.0	0.59
	And	183.0	216.0	33.0	108	0.62	13.4	0.84
9008		18.0	42.0	24.0	79	0.44	6.4	0.55
		123.7	129.0	5.3	17	0.44	8.0	0.58
9009		15.0	147.9	132.9	436	0.25	5.9	0.35
	incl.	66.0	114.0	48.0	158	0.36	6.3	0.47
9010		35.4	189.0	153.6	504	0.29	3.0	0.34
	incl.	35.4	69.0	33.6	110	0.52	3.2	0.58
9011		83.4	207.0	123.6	406	0.44	2.3	0.47
	incl.	149.0	207.0	58.0	190	0.60	2.4	0.64
	And	186.0	207.0	21.0	69	1.13	2.9	1.18
9012		No reportable intercepts
9013		No reportable intercepts
9014		72.0	210.0	138.0	453	0.74	4.2	0.81

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
	incl.	147.0	210.0	63.0	207	1.17	6.8	1.28
	And	168.0	207.0	39.0	128	1.45	6.5	1.56
	And	204.0	207.0	3.0	10	11.70	50.8	12.55

1. Gold equivalent calculations use metal prices of Au US$900/oz and Ag US$15/oz
Metallurgical recoveries and net smelter returns are assumed to be 100%.
AuEQ = (Au g/t) + (Ag g/t x 0.482/28.94) .

Surface exploration programs also completed in 2010 included induced polarization ("IP") geophysics and soil sampling surveys, together with geological mapping. This work defined a significant bulk-tonnage gold target extending over an area of approximately eight square kilometres. The approximately 200 metre by 200 metre area drill-tested by the Phase 1 drill program is located in the southeastern sector of the extensive anomaly.

A 28-hole core drilling program completed in the first quarter of 2011 executed a series of widely spaced, exploration-style drill holes to test the extensive mineralised system and the discovery drill zone. Significant assay results from this drilling campaign are tabulated below.

NEWTON PROJECT
ASSAY RESULTS FROM THE 28-HOLE, 2011 DRILL PROGRAM

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
10015		95.0	134.0	39.0	128	0.35	3.1	0.41
		194.0	230.0	36.0	118	0.43	4.7	0.51
10016		141.0	249.0	108.0	354	0.37	1.5	0.40
	incl.	231.0	249.0	18.0	59	0.57	1.8	0.60
10017		75.0	215.0	140.0	459	0.35	2.3	0.39
	incl.	138.0	168.0	30.0	98	0.52	3.4	0.58
		307.3	311.5	4.3	14	1.13	4.6	1.21
10018		54.0	60.0	6.0	20	0.47	0.8	0.49
		141.0	150.0	9.0	30	0.45	2.6	0.49
10019		321.2	393.0	71.8	236	0.49	1.9	0.52
10020		18.0	156.0	138.0	453	0.46	4.1	0.53
	incl.	63.0	98.7	35.7	117	0.58	2.3	0.62
	incl.	116.8	156.0	39.3	129	0.79	10.5	0.97
	and	116.8	132.0	15.3	50	1.55	5.9	1.65
		294.0	297.0	3.0	10	6.58	1.0	6.59
10021	No reportable intercepts
10022	No reportable intercepts
10023		30.0	39.0	9.0	30	0.46	2.0	0.49
		249.0	288.0	39.0	128	1.21	2.0	1.24
	incl.	249.0	273.0	24.0	79	1.81	1.6	1.84
	and	267.0	273.0	6.0	20	5.15	2.6	5.19
10024	No reportable intercepts
10025	No reportable intercepts
10026		185.0	221.0	36.0	118	0.41	2.7	0.45
10027		75.0	78.0	3.0	10	2.31	0.2	2.31
		102.0	135.0	33.0	108	0.34	6.2	0.44

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
10028		26.0	65.0	39.0	128	0.14	0.5	0.15
10029		15.0	240.0	225.0	738	0.31	1.0	0.33
	incl.	153.0	189.0	36.0	118	0.80	1.3	0.82
	and	162.0	174.0	12.0	39	1.77	1.2	1.79
10030		18.0	42.0	24.0	79	0.83	0.9	0.85
10031		171.0	183.0	12.0	39	0.89	2.3	0.92
		207.0	210.0	3.0	10	1.11	2.9	1.16
11032	No reportable intercepts
11033		159.0	183.0	24.0	79	0.37	1.3	0.39
11034		9.1	33.0	23.9	78	0.34	3.0	0.39
11036		10.0	31.0	21.0	69	0.25	1.3	0.27
11037	No reportable intercepts
11038	No reportable intercepts
11039	No reportable intercepts
11040		15.4	171.0	155.6	511	0.58	2.9	0.63
	incl.	15.4	42.0	26.6	87	1.12	4.2	1.19
	incl.	69.0	108.0	39.0	128	0.71	3.6	0.77
11041		133.0	136.0	3.0	10	2.29	0.2	2.29
11042	No reportable intercepts
11043	No reportable intercepts

1. Gold equivalent calculations use metal prices of Au US$900/oz and Ag US$15/oz
Metallurgical recoveries and net smelter returns are assumed to be 100%.
AuEQ = (Au g/t) + (Ag g/t x 0.482/28.94) .
2. Drill Hole Dips -90 Degrees
3. Drill Hole 11035 lost, redrilled as hole 11037

Highlights from the 2011 drilling include important intercepts in hole 11040 which established that the discovery zone potentially extends eastward under shallow cover and remains open to the east.

Follow-up diamond drilling, focused primarily on the open region to the east of Hole 11040, is planned in 2011 to continue to test and delineate gold mineralization within the Newton bulk-tonnage gold target.

Also included in the Newton Joint Venture Agreement are extensive mineral claims extending south of the discovery area. Public domain information indicates that the region has favourable geology and geochemistry for porphyry gold-copper deposits and possibly Newton-style gold deposits.

Amarc completed in 2010 a 7,000 line-kilometre ZTEM (Z-axis Tipper Electromagnetic system) airborne geophysical survey over the Newton region. The ZTEM technology is an innovative airborne electromagnetic system that provides unparalleled resolution and depth of investigation and can detect conductors more than one kilometre below surface. High-sensitivity magnetometry data is collected concurrently.

Initial field evaluations in 2010, including prospecting, soil geochemical sampling and IP geophysical surveys, were completed on selected targets. These field surveys defined three significant copper-molybdenum multi-element geochemical and coincident IP geophysical anomalies that are to be drill tested in 2011. In addition, several new targets have been defined which will be further assessed through ground investigations.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Newton Joint Venture Agreement

In August 2009, Amarc entered into an Option and Joint Venture Agreement (the "Newton Agreement") with Newton Gold Corp. ("NGC", initially named High Ridge) with respect to the Newton property. Under the terms of the Newton Agreement Amarc has earned into an 80% interest in the Newton property within an accelerated timeframe, by making a $60,000 cash payment, issuing 100,000 Amarc shares to the underlying owners and funding $4.9 million in exploration expenditures, and has entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with NGC.

The companies have also agreed to incorporate extensive adjacent mineral claims into the Newton JV Agreement, resulting in a project area totalling 284 mineral claims. The Newton Joint Venture has a 100% undivided interest in all claims held under the Newton JV Agreement. Amarc will continue to be the operator of the property as manager under the Newton JV Agreement.

The claims defined in the underlying option agreement to the Newton Agreement are subject to a 2% net smelter returns royalty, which may be purchased for $2 million. Advance annual royalty payments of $25,000 are required starting in 2011.

The Galileo and Hubble Properties

Amarc owns a 100% of the extensive Galileo and Hubble properties, which are located within the Blackwater-Davidson district 120 kilometres southwest of Vanderhoof. In 2011, the Company completed a 4,400 line kilometre helicopter-borne, magnetic and electromagnetic geophysical survey. Twelve deposit-scale targets have been identified and follow-up in the field by Induced Polarization (IP) ground geophysical surveys is underway.

The Galileo property is located approximately 16 kilometres to the west of the Richfield Ventures Corp.'s Davidson-Blackwater deposit (Indicated Resource of 53.5 million tonnes at 1.06 g/t gold and 5.6 g/t silver, and Inferred Resource of 5.5 million tonnes at 0.96 g/t gold and 4.0 g/t silver). It is also 13 kilometres south of the Capoose deposit (Indicated Resource of 31.2 million tonnes at 0.38 g/t gold and 25.5 g/t silver and Inferred Resource of 37.3 million tonnes at 0.37 g/t gold and 24.6 g/t silver) and just three kilometres west of the 3T's vein gold deposit (best intercepts include 34 metres at 1.19 g/t gold and 101.2 g/t silver) both of which are held by Silver Quest Resources Ltd. (see Amarc news release dated May 31, 2011).

Both Newton and Galileo are located proximal to the City of Williams Lake, a full service regional centre which is approximately 250 kilometres northeast of Vancouver. The region is characterized by low-lying and gently rolling hills. It is well served by existing transportation and power infrastructure, supporting a number of operating mines and late-stage development projects. These include the Gibraltar copper-molybdenum mine (Proven and Probable Reserves of 472 million tonnes grading 0.315% copper and 0.008% molybdenum, Taseko Mines Limited) that has been in operation, with some years of historic shutdowns, since 1973, and the Mount Polley copper-gold mine (Proven and Probable Reserves of 46.2 million tonnes grading 0.34% copper, 0.29 g/t gold and 0.95 g/t Ag, Imperial Metals Corp.) that commenced production in 2008, as well as late-stage development projects – notably the Prosperity gold-copper project (Proven and Probable Reserves of 831 million tonnes grading 0.43 g/t gold and 0.22% copper, Taseko Mines Limited).

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Tulox Property Agreement

The Tulox property is located in the Cariboo region and covers an area of 54 square kilometres acquired over the period of 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks are overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies, as assessed from geochemical surveys.

In April 2009, Amarc entered into an option agreement with Tulox Resources Inc. ("Tulox", formerly named Sitec Ventures Corp.) with respect to the Tulox property. Effective July 7, 2011, Tulox assigned this agreement to Newlox Gold Ventures Corp. ("Newlox") as part of a corporate reorganization, and Newlox has entered into an amended option agreement with Amarc (the "Option Agreement"). Under this Option Agreement, Newlox can acquire a 100% interest in the Tulox property by spending $2,000,000 on the Tulox Property and issuing 2,350,000 common shares in its capital to Amarc, in tranches ending August 2013.

Tulox has made a $10,000 cash payment and issued 525,000 common shares to date under the April 2009 option agreement. Upon preparation of a Preliminary Assessment or a Prefeasibility Study, Amarc may exercise a one-off Back-In Right to obtain 60% interest in the Tulox property by completing an additional $10 million in Mineral Exploration Expenditures on the Property. The Tulox property is subject to a 3% net smelter returns royalty payable to Amarc, which is reduced to 1.2% in the event that the Back-In Right is exercised by Amarc.

Market Trends

Although there has been periodic volatility in the gold market, the annual average price has increased for the past four years. In response to the global economic uncertainty that began in mid 2008, gold prices increased in 2009 and have, largely, continued to do so since that time. The average price in 2008 was US$872/oz, in 2009 was US$974/oz and in 2010 was US$1,227/oz. The average price in 2011 to August 10th is US$1,477/oz.

Copper prices increased significantly between late 2003 and mid 2008, and then declined in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices began to increase again in 2009 and have continued to do so, overall, in 2010 and 2011, averaging US$2.34/lb in 2009 and US$3.42/lb in 2010. The average price in 2011 to August 10th is US$4.27/lb.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3          Selected Annual Information

Not required for interim MD&A.

1.4          Summary of Quarterly Results

The amounts are expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding. These quarterly results are presented in accordance with IFRS.

	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended	ended	ended	ended
	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2011	2011	2010	2010	2010	2010	2009	2009
Current assets	8,403	8,180	5,159	2,108	3,592	4,548	3,979	2,828
Restricted cash and other prepayment	167	162	142	112	112	102	103	103
Mineral exploration tax credit	1,180	1,180	2,307	1,863	1,625	1,625	1,625	1,395
Other assets	12	28	31	33	36	38	42	46
Total assets	9,762	9,550	7,639	4,116	5,365	6,313	5,749	4,372

Current liabilities	642	660	2,105	698	255	33	362	683
Shareholders’ equity	9,120	8,890	5,534	3,418	5,110	6,280	5,387	3,689
Total liabilities	9,762	9,550	7,639	4,116	5,365	6,313	5,749	4,372

Working capital	7,761	7,520	3,054	1,410	3,337	4,515	3,617	2,145

Expenses
Exploration	252	1,551	1,645	1,371	916	781	1,281	575
Administration	311	369	317	325	261	325	79	166
Other items	(746)	(293)	15	-	(13)	(47)	118	40
Net loss (income) for the period	(183)	1,627	1,977	1,696	1,164	1,059	1,478	781

Unrealized loss on available-for-sale marketable securities	(47)	(55)	(15)	(5)	7	3	(5)	5
Comprehensive loss (income)	(230)	1,572	1,962	1,691	1,171	1,062	1,473	786

Basic and diluted loss per share	0.00	0.02	0.02	0.02	0.01	0.01	0.02	0.01

Weighted average number of common shares outstanding	102,729	89,132	87,326	83,839	83,839	83,288	72,839	72,783

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5          Results of Operations

The Company recorded a net gain of $183,438 for the three month period ended June 30, 2011, compared to a net loss of $1,163,517 for the same period in fiscal 2011. The decrease in loss for the period was due primarily to a decrease in exploration expenditures during the current period, compared to the same period of the previous year.

		Same
		period in
		the
	Current	previous
	quarter	year
	($ 000's)	($ 000's)	Discussion

Exploration expenses	252	916	The decrease was due to a decrease in exploration activities in current quarter as permitting activities were underway during the current quarter.

			The lower level of exploration activities has led to decreases in assays and analysis, geological and site activities expenses.

Administration expenses	311	261	No significant changes in administration related expenses.

Interest income	21	7	The increase is due to higher cash balances on hand, as a result of the equity raised in the fourth quarter of fiscal year 2010.

Foreign exchange loss (gain)	–	(6)	The Company reports its financial results in Canada. No significant balances in foreign currencies were held during this quarter end.

			No significant acquisitions of foreign currency are expected in the next quarter.

Gain on disposal of mineral property	(679)	–	In current quarter, the Company sold 20% of its interest in the NEWS property to a third party. The Company's costs related to this property have been expensed – accordingly, the Company recognized a gain of $679,050 on this transaction.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6          Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. In December 2010, the Company also issued flow-through common shares to raise funds.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7          Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged or utilized.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8          Off-Balance Sheet Arrangements

None.

1.9          Transactions with Related Parties

The required disclosure is provided in note 11 of the accompanying unaudited interim financial statements as at and for the period ended June 30, 2011.

1.10        Fourth Quarter

Not applicable.

1.11        Proposed Transactions

There are no proposed transactions requiring disclosure under this section.

1.12        Critical Accounting Estimates

Not required. The Company is a venture issuer.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13        Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 2 of the accompanying unaudited interim financial statements as at and for the period ended June 30, 2011.

1.14        Financial Instruments and Other Instruments

The carrying amounts of cash and equivalents, amounts receivable, available-for-sale marketable securities, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

1.15        Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1    Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

          The required disclosure is presented in the unaudited interim statements of operations.

(b) expensed research and development costs;

          Not applicable.

(c) deferred development costs;

          Not applicable.

(d) general and administration expenses; and

          The required disclosure is presented in the unaudited interim statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

          None.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2    Disclosure of Outstanding Share Data

The following table details the share capital structure as of the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future financial statements.

	Expiry date	Exercise price	Number
Common shares			102,728,896
Options	April 28, 2012	$0.70	70,000
Options	March 30, 2013	$0.51	50,000

1.15.3    Internal Controls over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.16        International Financial Reporting Standards ("IFRS")

First Time Adoption of International Financial Reporting Standards

This is the first reporting period in which the Company has commenced reporting in accordance with IFRS.

Canadian accounting standards require publicly accountable enterprises to apply IFRS for fiscal years beginning on or after January 1, 2011. Accordingly, the Company adopted IFRS effective April 1, 2010, with comparative prior-year figures restated to IFRS.

The interim financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting" and IFRS 1 "First-Time Adoption of International Financial Reporting Standards".

Certain mandatory exemptions and optional elections were permitted pursuant to IFRS 1. The Company chose the following optional elections effective as at April 1, 2010 (the "Transition Date"):

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

  to apply the requirements of IFRS 3 "Business Combinations", prospectively from the Transition Date;

  to apply the requirements of IFRS 2 "Share-based payment", only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date;

  to apply the requirement of IAS 39 "Financial Instruments: Recognition and Measurement", prospectively to transactions entered into on or after the date of transition. Accordingly, flow through share premium has been separated from the share capital only when there was an outstanding obligation to incur eligible expenditure and to renounce them to the investor on the date of transition.

Additional disclosure is provided in note 16 of the accompanying unaudited interim consolidated financial statements as at and for the period ended June 30, 2011.